

January 2, 2014

<u>Via E-mail</u>
Mr. John Little
Chief Financial Officer
AVG Technologies N.V.
Gatwickstraat 9-39,
1043 GL Amsterdam
The Netherlands

> **Re:**   **AVG Technologies N.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed April 5, 2013**
> **File No. 1-35408**

Dear Mr. Little:

We have reviewed your letter dated December 4, 2013 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 7, 2013.

<u>Item 5. Operating and Financial Review and Prospects</u>

<u>A. Operating Results</u>

<u>Key Metrics, page 53</u>

1.   We note your response to prior comment 1 regarding your key metric total revenue per active user. Given your statement that your management does not primarily focus on metrics such as subscription revenue per subscriber, revenue per (paid) click, or platform-derived revenue per user to manage your business, please describe any key metrics used by management to evaluate the subscription and platform/search portions of your

operations. Tell us what consideration you have given to disclosing any such segment-specific metrics pursuant to Item 5.A of Form 20-F.

Non-U.S. GAAP Measures

Unlevered free cash flow, page 58

2.   We note your response to prior comment 5.   Although we note your representation that you use unlevered cash flow as an operating measure, this representation is inconsistent with your disclosure. For example, your calculation of unlevered cash flow begins with "Net cash provided by operating activities," a liquidity measure. Also, your response indicates that the measure reflects "actual net cash surplus available to fund…," which also appears to describe use as a liquidity measure. If unlevered cash flow is intended to be a performance measure, please revise your disclosure to remove references to liquidity terminology, including revising your calculation of the measure to start with something other than operating cash flow. Alternatively, if unlevered cash flow is intended to be a liquidity measure, please revise to remove the adjustment for interest expense in accordance with Item 10(e)(1)(ii) of Regulation S-K which prohibits excluding charges that will require cash settlement from a non-GAAP liquidity measure. Please provide us with updated proposed disclosure addressing our concerns.

Results of Operations, page 65

3.   We note your response to prior comment 2 and it is unclear to us why disclosure of paid clicks would not be useful disclosure considering that it is a driver of platform revenue, a significant revenue stream representing 45% of fiscal year 2012 revenue. Your response indicates that in order for paid click information to not be misleading you would have to segregate information for mobile vs. full-screen users. Please tell us why providing this disaggregated information would not be useful. In this regard, it would appear that this would provide a useful indicator of revenue per paid click. Please explain, in greater detail, why this disclosure would not be useful to an investor.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters.   If you have any other questions, please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Katherine Wray, Attorney-Advisor at (202) 551-3483. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief